Exhibit 12.1

CHARTER COMMUNICATIONS, INC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007

Earnings

Loss from Operations before Income Taxes and Minority Interest	$(215)	$(300)	$(513)	$(610)
Fixed Charges	476	464	943	930

Total Earnings	$261	$164	$430	$320

Fixed Charges
Interest Expense	$465	$454	$923	$910
Amortization of Debt Costs	9	8	16	16
Interest Element of Rentals	2	2	4	4

Total Fixed Charges	$476	$464	$943	$930

Ratio of Earnings to Fixed Charges (1)	-	-	-	-

(1) Earnings for the three months ended June 30, 2008 and 2007 were insufficient to cover fixed charges by $215 million and $300 million, respectively.
Earnings for the six months ended June 30, 2008 and 2007 were insufficient to cover fixed charges by $513 million and $610 million, respectively.
As a result of such deficiencies, the ratios are not presented above.